SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02031493

AR/S

FORM [redacted]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2002
Commission file number: 0-21968

STAR RESOURCES CORP.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia	**76-0195574**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2000 South Dairy Ashford, Suite 510
Houston, Texas 77077
(Address of Principal Executive Offices, including Zip Code)
(281) 870-9882
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class
COMMON STOCK

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ __ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓

As of April 15, 2002, the aggregate market value of voting stock held by non-affiliates of the Registrant, based on the closing price of the Common Stock of the Registrant quoted on the Canadian Venture Exchange was $6,604,197 (Canadian). For purposes of calculating this amount, only directors, officers and beneficial owners of 5% or more of the capital stock of the Registrant have been deemed affiliates.

Number of shares of Registrant's Common Stock outstanding as of April 15, 2002: 15,081,685
Documents incorporated by reference: None.

STAR RESOURCES CORP.
FORM 10-K
TABLE OF CONTENTS

Item 1. BUSINESS

General Information

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and historically has concentrated its efforts on those properties with the potential for the commercial recovery of diamonds. The Company leases interests in properties located in the State of Arkansas in the United States (collectively the "Properties").

The Company has a wholly-owned subsidiary, Star U.S. Inc., a Delaware corporation ("Star"). Star in turn owns 100% of the stock of three corporations, Diamond Exploration, Inc. and Continental Diamonds, Inc., both of which are Arkansas corporations ("DEI" and "CDI", respectively), and Diamond Operations, Inc., a Delaware corporation ("DOI"). All references to the Company herein include its subsidiaries unless otherwise noted. The Company's Consolidated Financial Statements referred to herein also include its subsidiaries. The Company's fiscal year ends January 31.

The Company's principal office is located at 2000 South Dairy Ashford, Suite 510, Houston, Texas 77077. The Company had two (2) full-time employees at January 31, 2002; however, the Company retains consultants, independent contractors and part-time employees on an as-needed basis in connection with its exploration and development activities.

The Company was incorporated under the Company Act (British Columbia) on March 12, 1986. The authorized capital of the Company consists of 100,000,000 shares of common stock without par value (the "Common Stock"), of which 15,081,685 shares were issued and outstanding as of April 15, 2002. The Common Stock of the Company ranks equally as to dividends, voting rights and participation in assets and is traded under the symbol "SRS" on the Canadian Venture Exchange. On November 27, 2001, the Company consolidated its common stock on a seven for one basis.

Unless otherwise stated herein, all monetary amounts are expressed in Canadian dollars. At April 15, 2002, the exchange rate for conversion to United States dollars was $1.00 (Canadian) = U.S. $ 0.6292. Historical exchange rates for the last five years are set forth in Item 6 at page 12.

The Company is subject to substantial risks with respect to exploration activities and will require additional capital during fiscal 2003 to acquire exploration opportunities, continue property exploration activities and to fund general and administrative expenses. See "Certain Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Operating History and Development

The Company became a public company in January, 1988 when it undertook an initial public offering of its Common Stock in British Columbia, Canada and became listed on the Vancouver Stock Exchange, the predecessor to the Canadian Venture Exchange. From inception and prior to 1988 the Company had limited business activities and through 1993 explored and abandoned several mineral properties. During fiscal 1993, the Company elected to pursue prospects with the potential for commercial diamond production.

The Company completed three acquisitions in fiscal 1993 consistent with its focus on diamond exploration prospects, including acquisitions of the "Arkansas Properties" (defined below). During fiscal 1995 through 2000, the Company completed additional acquisitions in Arkansas, the "Southwest Properties", the "Blacklick Property" and the "Twin Knobs II Property" (defined below) and directly managed and funded exploration efforts on certain Arkansas Properties. During fiscal 2001 and 2002 the Company conducted exploration activities on the American Mine, the Blacklick and the Twin Knobs II Properties. The Company's properties are described in "Item 2. Properties." The Company will continue to pursue diamond and other exploration prospects on a worldwide basis as opportunities arise, subject to adequate acquisition and exploration funding.

The Company's Arkansas Properties are in the exploration stage and none have been proven to be commercially developable. The Company has no revenues from operations other than rental income from the Company's Diamond Recovery Plant totaling $1,079,000, which was received during the three fiscal years ended January 31, 1999. The Company periodically compares the net capitalized cost of each property with the estimated net realizable value and a writedown is recorded if necessary.

A glossary of certain technical terms used herein and a general explanation of diamond occurrences, exploration and recovery appears on pages 5-6 hereof.

Certain Risk Factors

The Company's business plan to acquire additional exploration prospects, complete the exploration of its existing properties and, if warranted, undertake development and mining operations is subject to numerous risks and uncertainties, including the following:

Lack of Proven Properties and Insufficient Exploration and Development Funds. At this point, all of the Company's exploration prospects and property interests (collectively the "Properties") are in the exploration stage. Additional funds are necessary in order for the Company to continue its exploration programs. Certain of the Company's planned expenditures on its properties are discretionary and may be increased or decreased based upon funds available to the Company.

If the Company's exploration programs are successful in establishing that a property may be commercially feasible, substantial additional funds will be required for development and to place it in commercial production. As of January 31, 2002, the Company had sufficient cash for the exploration and development of its Properties for the short-term. The Company will be required to raise additional capital to complete planned exploration and development of its Properties, to renew leases, and to fund general and administrative costs in fiscal 2003. There can be no assurance that additional funds can be raised. See MD & A.

Environmental Laws. The exploration programs conducted by the Company are subject to national, state and/or local regulations regarding environmental considerations in the jurisdiction where they are located. Most operations involving exploration or production activities are subject to existing laws and regulations relating to exploration and mining procedures, reclamation, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations. However, at this time, the Company is in the exploration stage with respect to all of its Properties and does not anticipate preparing environmental impact statements or assessments until such time as the Company believes one or more of its properties will prove to be commercially feasible.

Limited Exploration Prospects. The Company's exploration prospects are limited, at this time, to several prospects comprising the Arkansas Properties. Each of these diamond exploration prospects are early-stage exploration prospects. Accordingly, the Company does not have a diversified portfolio of exploration prospects either geographically or by mineral targets.

Title to Properties. The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Properties have not been surveyed and the precise location and extent thereof may be in doubt. In particular, the Company's Arkansas Properties are subject to title uncertainties due to the physical loss and destruction of land records over the years in the principal county where such properties are located. The Company does not maintain title insurance on its properties.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Form 10-K under "Item 1. Business", "Item 2. Properties", "Item 3. Legal Proceedings", and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" (hereinafter referred to as "MD & A") and elsewhere constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Star Resources Corp., a company organized under the laws of British Columbia (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; the success (or lack thereof) with respect to the Company's exploration and development operations on its properties; the Company's ability to raise capital and the terms thereof; the acquisition of additional properties; future rental revenues; exploration and other property writedowns; the continuity, experience and quality of the Company's management; changes in or failure to comply with government regulations or the lack of government authorization to continue the Company's projects; and other factors referenced in this Form 10-K. The use in this Form 10-K of such words as "believes", "plans", "anticipates", "expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of its exploration properties.

Item 2. <u>PROPERTIES</u>

Currently, all of the Company's Properties are located in the State of Arkansas. The general location of the Company's Arkansas Properties is shown on the map provided on the following page. The map is followed by a description of the Company's rights and interests in each of its Properties. The glossary and background information relating to diamond occurrences, exploration and recovery processes is provided on pages 5-6 hereof and should be reviewed in connection with the discussion and description of the Company's Properties which follows.

(This portion of the page is intentionally left blank.)

Arkansas Lamproite Prospects


MURFREESBORO
ROAD
N
CRATER OF DIAMONDS STATE PARK
ROAD
0 500 1000
METERS
MISSOURI
PRAIRIE CREEK
KIMBERLITE
AMERICAN NORTH
AMERICAN
BLACK LICK
TWIN KNOBS 2
TWIN KNOBS 1
ROAD
ARKANSAS

Star Resources Corp

GLOSSARY OF CERTAIN TERMS

The following is a glossary of certain terms relating to diamond occurrences and recovery which may be utilized in the description of the Company's Properties and exploration activities. The glossary should be read in conjunction with the general background information and discussion of diamond occurrences, exploration and recovery which immediately follows.

Airborne Magnetic Surveys. Measuring the magnetic variations in the Earth's crustal rocks over a specified area by installing a magnetometer within, or by towing a magnetometer behind, an aircraft and recording the variation in the Earth's magnetic field.

Alluvial Deposits. Gravel, sand and clay deposits formed by erosion, including streams, wind, waves and glaciers. Many gems, including diamonds, are found in these types of deposits.

Bench cuts. The excavation of a flat bench in rock or dirt on a slope to stabilize the slope or to remove material of value as in open pit mining.

Bulk Sampling. Acquiring a large (often several thousand tons) sample of rock obtained by mining, excavation, digging or drilling large diameter holes. Bulk sampling is necessary to determine the grade and value of diamonds contained in a property.

Carat. A small unit of weight for precious stones equal to 200 milligrams or 0.2 grams.

Core Drilling. A drilling operation that accurately extracts a cylindrical sample, or core, of rock. This is an effective means for determining the mineralogical composition of the rock.

Diamond recovery plant. A plant designed to treat large bulk samples and recover diamonds. The most successful recovery method for processing diamondiferous materials or rock is to utilize a diamond recovery plant to (i) crush the rock and remove the clays, (ii) pass the material through a heavy media separator to concentrate the diamonds and heavy minerals from the lighter waste rock or materials, (iii) pass the heavy mineral concentrate through an x-ray sorting machine (Sortex) and grease tables, and (iv) hand pick the diamonds (using sealed glove boxes) from the selected material. Such a process can be designed for specific deposits to give recoveries around 99%.

Diamond indicator minerals. Distinctive heavy minerals that may occur with diamonds.

Diamondiferous. Containing diamonds.

Geophysical surveys. Measuring and recording any geophysical properties over a specific area, e.g. gravity, magnetics, electrical conductivity, acoustical velocities, etc., utilizing instruments on land, water or airborne.

Intrusion. Any forcible upwelling of molten rock (magma) into other rock units that cools and solidifies before it reaches the earth's surface. (As opposed to extrusion, in which molten rock reaches the earth's surface as volcanism).

Kimberlite. One of two types of diamond-bearing rock unit and the most common, often characterized by a carrot-shaped structure referred to as a kimberlite "pipe."

Lamproite. The second type (and rarer) diamond-bearing rock unit, often characterized by a champagne glass or a funnel-shaped structure referred to as a lamproite "vent."

Lithology. The character of a rock formation.

Macro- and Micro-Diamonds. Macro-diamonds are diamonds with a diameter in excess of 0.5 millimeters. Micro-diamonds are diamonds less than 0.5 millimeters in diameter.

Mineralogy. The science dealing with inorganic, solid, homogeneous crystalline chemical elements or compounds (minerals), their crystallography, physical and chemical properties, classification and distinguishing characteristics.

Petrology. The science that deals with the origin, history, occurrence, structure, chemical and mineralogical composition and classification of rocks.

Train or Mineral Train. An elongated area containing anomalous quantities of indicator minerals derived from weathering and erosion.

Trenching. The excavation of a linear ditch in rock or dirt that is generally deeper than it is wide, as distinguished from a pit, which is a more equidimensional excavation.

Background of Diamond Occurrences, Exploration and Recovery.

Synthetic diamonds account for almost 75 percent of world production, but economic production of synthetics is limited primarily to much cheaper industrial diamonds. Natural or primary diamonds occur in several rare rock types, but in commercial concentrations they are found in closely-related magmatic rocks called kimberlites or lamproites or in alluvial deposits. Alluvial deposits are formed from the erosion of the primary source rocks and are also important sources of natural diamonds, accounting for about 20 percent of primary diamond production. Only a small proportion of kimberlite pipes or lamproite vents contain economic quantities of diamonds. Kimberlite pipes and lamproite vents commonly occur in clusters (or provinces) of anywhere from 5 to 100 extending over an area 30 to 60 miles across. Lamproite rock formations usually form funnel-shaped "vents," which have relatively gently sloping margins as opposed to kimberlite formations, which are usually steeply dipping carrot-shaped "pipes." The surface area of pipes and vents are small, ranging from approximately 500 acres for the largest, with 25 to 100 acres being typical for an economic one. Of the 4,000 to 5,000 known kimberlite and lamproite pipes and vents, only about 1,000 are diamondiferous, and of those, only a small proportion have been economic. It is estimated that only about 12 to 15 are being mined today. The Company is aware of only one commercial diamond mining operation in North America despite the presence of very large areas which are geologically favorable for hosting diamond bearing pipes or vents.

Initial diamond exploration in a region usually involves taking surface samples to locate kimberlite or lamproite diamond indicator minerals which are often transported by alluvial activity. These minerals can then be traced back to a source area where geophysical surveys can help locate target pipes or vents. Airborne magnetic surveys are often involved in the first step of regional exploration to locate anomalous conditions which may indicate kimberlite or lamproite. Should follow-up prospecting, trenching or drilling discover a pipe or vent, the next step is to determine if it is diamondiferous. Most of the current exploration in northern Canada is of this type. This is usually accomplished by core drilling and taking samples from benches, trenches, and underground workings. The presence of micro-diamonds is an encouraging sign; however, no conclusions can be drawn as to the likely concentration or quality of larger (i.e., economic) macro diamonds. Recent technological advances make it possible to use the chemical compositions of certain indicator minerals to establish whether or not a particular kimberlite host rock is likely to contain diamonds. However, the chemical analysis of lamproite diamond indicator minerals is not yet this advanced. The Company's Southwest Properties, Blacklick Prospect and the Twin Knobs II contain lamproite vents as opposed to kimberlite pipes. See "Arkansas Properties" below.

The final step in evaluating a kimberlite pipe or a lamproite vent, and the only way to evaluate the diamond grade and value of a diamond prospect with any degree of confidence, is to obtain and analyze bulk samples. The exploration and evaluation of a diamond deposit is more complex and expensive than for other commodities because of the extreme scarcity and irregular distribution of diamonds in their host rocks. Because of this, unusually large bulk samples must be taken and processed to determine grade and value accurately.

Arkansas Properties

Through its acquisition of DEI in fiscal 1993, the Company acquired and still holds interests or rights with respect to two Arkansas properties with diamond-bearing potential, the American Mine Property and the Kimberlite Mine Property. Those properties are located adjacent to the Crater of Diamonds State Park in Arkansas and were leased by DEI. In 1995 the Company acquired the Southwest Properties, comprised of 13 leases totaling 2,020 acres in the vicinity of the American Mine Property and the Kimberlite Mine Property. The Company acquired two additional properties, the Blacklick Property and the Twin Knobs II Property, adjacent to one of its existing properties, in fiscal 2000. These properties are collectively referred to as the "Arkansas Properties". Several of the Arkansas Properties are among a small number of exploration properties in North America where kimberlite pipes or lamproite vents are known to exist, where the presence of diamonds (including micro-diamonds in drill core) has been recorded, and where bulk sampling has been performed.

American Mine Property. In November, 1992, DEI acquired a prospecting permit and option to lease on a property consisting of about 40 acres located in Pike County, Arkansas (the "American Mine Property"). The Company's Diamond Recovery Plant is located on the American Mine Property. In November 1996, DEI exercised its option to lease the property for 10 years upon the payment of $125,000 (U.S.). Yearly payments of $25,000 (U.S.) are required for each of the first four years after the first year and $40,000 (U.S.) per year for the following five years. DEI is required to pay a production royalty on a sliding scale based on the ratio of net sales to operating costs with a minimum royalty of 3% of net sales. The lease terms also included a provision for additional rentals of $7,500 related to the Diamond Recovery Plant, based upon the surface use of the Plant.

The Company conducted an exploration program on the American Mine Property from fiscal 1992 to fiscal 1995 which included trenching, core drilling and bulk sampling to confirm that the deposit was a lamproite vent. In fiscal 1995, as a result of a shortage of funding, sampling operations were suspended on the American Mine Property and the Kimberlite Mine Property in conjunction with the idling of the Diamond Recovery Plant, and the Company recorded writedowns related to the two properties totaling $4,090,000. During fiscal 1996 no further exploration activities were conducted on the properties, and the remaining net capitalized costs related to the properties of approximately $1,033,000 were written-off. The Company resumed sampling operations on the American Mine Property in the first quarter of fiscal 1998 and a total of 51 diamonds with a total carat weight of 9.51 were recovered, including two stones greater than one carat.

Kimberlite Mine Property. In January, 1993 DEI acquired a lease for a period of 18 months on approximately 80 acres located in Pike County, Arkansas (the "Kimberlite Mine Property"). The Kimberlite Mine Property is adjacent to the American Mine Property and approximately 2 miles northeast of the Crater of Diamonds. On July 1, 1995, DEI elected to terminate the lease. In November 1998, DEI executed a lease on the property with a two-year term ending November 14, 2000 by payment of $15,000 (U.S.), and in November, 2000, DEI extended the lease to November 14, 2002 by payment of an additional $15,000 (U.S.). DEI is required to pay a royalty of 4% on net sales.

Blacklick and Twin Knobs II Properties. On February 5, 1999, the Company entered into an agreement with Potlatch Corporation to purchase the surface rights to approximately 480 acres in Pike County, Arkansas located adjacent to the Company's American Mine Property. In December 1999, the Company entered into an agreement with a third party lessor to lease the undersurface rights below the 480 acres described above. The consideration for the lease was $50,000 (U.S.), 500,000 shares of the Company and the transfer to the lessor of the surface rights which the Company purchased from Potlatch Corporation as described above. The lease grants the rights to explore, develop and extract diamond bearing material lying below overburden and the upper 50 feet of diamond bearing material on the property. The primary term of the lease is five years plus two year extensions and will continue so long as there is commercial production. Royalties include 2% of gross sales subject to a minimum of $48,000 (U.S.) per year after the first seven years. The Company also has the right to use the surface for necessary facilities for additional royalties.

During fiscal 2001, the Company commenced a drilling program to assess the properties. Core samples totaling 14,595 feet were taken from 41 drilling locations on the Blacklick Property. Definition drilling commenced on the Twin Knobs II Property in the third fiscal quarter of 2001, and core samples totaling 1,211 feet were taken from 5 drilling locations. An analysis of a total of 230kg of lamproite from three different core samples from the American Mine Property and the Blacklick Property was performed and produced 14 microdiamonds and one macrodiamond. Based upon the above results, the Company planned and excavated a large tonnage bulk sample of approximately 10,000 tons on the Blacklick Property. In July 2001, approximately 2,000 tons of the bulk sample was processed through the Company's diamond sampling plant and three diamonds with a total carat weight of 0.38 were recovered. The Company is reassessing its geologic information and results and will continue its testing program on the Blacklick and American Mine Properties. Specifically, the Company plans to perform large diameter drilling to provide a number of bulk samples from the American Mine Property, the Blacklick Property and the Kimberlite Mine Property in the second quarter of fiscal 2003.

Southwest Properties. During 1995, thirteen diamond leases totaling 2020 acres were acquired from an unrelated company. These are located in Pike, Howard and Sevier Counties in southwestern Arkansas. These leases were originally taken in 1992 for terms of 10, 15 and 20 years. The annual rents are $3.50 (U.S.), $5.00 (U.S.) or $10.00 (U.S.) per acre, depending on the specific lease. The royalty is 4% net to the mineral owner. No overriding royalty was retained by the initial lessee. In July 2001 the Company elected not to renew six leases covering approximately 1200 acres and recorded a write-down of approximately $86,000, representing all prior acquisition costs related to those six properties. The Company may terminate the remaining leases on any anniversary date during their remaining terms.

Royalty and Net Profits Interests in Arkansas Properties

The Arkansas Properties are subject to an aggregate 2% overriding royalty interest in any diamonds mined, produced and sold granted to the former shareholders of DEI consisting of three (3) individuals. The American Mine Property and the Kimberlite Mine Property are also subject to a 2% net profits interests in favor of a former shareholder of CDI. The net profits and overriding royalty interests only apply to the actual interest of the Company in those properties.

Diamond Recovery Plant

In 1993, the Company contracted to obtain a diamond recovery plant (the "Diamond Recovery Plant" or "Plant") with complete process design and specific modules supplied from E.L. Bateman Engineering, a South African based company with world-wide experience in designing and building diamond recovery plants. The Plant is located on the American Mine Property and is designed to have a nominal feed capacity of 10 tons per hour, and to achieve a 99% recovery rate. The Plant was operational as of April 14, 1994. The Company has utilized the Plant during its testing of its Arkansas properties from 1994 through 2001. Additionally, the Plant was used to process bulk samples for a third party in fiscal 1999. It is operated by a staff of four (4). At this time, the Company knows of only 3 other diamond recovery plants in North America.

Item 3. <u>LEGAL PROCEEDINGS</u>

Except as described in Note 9 of the Notes to the Company's Consolidated Financial Statements incorporated by reference into Part II. Item 8 hereof, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

Item 4. <u>SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS</u>

None.

Item 5. **<u>MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS</u>**

The Company's Common Stock is not traded on an exchange or market in the United States. The Company's Common Stock is listed on the Canadian Venture Exchange ("the CDNX") in British Columbia, Canada under the symbol "SRS", and was listed on the Toronto Stock Exchange ("the TSE") in Ontario, Canada, under the symbol "SRR" through November 9, 2001. The CDNX now constitutes the principal trading market for the Company's Common Stock. The high and low sales prices (in Canadian dollars) as quoted on the CDNX (the TSE prior to November 10, 2001) for the below referenced quarterly periods were as follows:

	Price Range of Common Stock (1)			
	Fiscal Year Ended January 31			
	2002		2001	
Fiscal Quarter Ended	High	Low	High	Low
April 30	0.09	0.05	0.16	0.07
July 31	0.10	0.02	0.14	0.08
October 31	0.02	0.01	0.12	0.08
January 31 (2)	0.35	0.00	0.10	0.06

(1) The Company consolidated its Common Stock on a seven for one basis on November 27, 2001. The sales prices for periods prior to that date have been adjusted to reflect the consolidation on a pro-forma basis for comparison purposes.
(2) The Company's Common Stock was trading at a pre-consolidation price of $0.03 during this quarter, which is less than $0.01 when adjusted to reflect the seven for one consolidation.

The closing price of the Company's Common Stock was $0.58 (Canadian) as of April 15, 2002 on the Canadian Venture Exchange.

At April 15, 2002, there were 72 holders of record of the Company's Common Stock including 62 in the United States who collectively held 8,071,549 shares representing 54% of the total number of issued and outstanding shares. The Company believes it has in excess of 300 beneficial owners of its Common Stock residing in the United States and Canada based on the number of record holders and individual participants in security position listings.

Dividend Policy

The Company has never declared or paid cash dividends on its Common Stock. The Company presently intends to retain cash for the operation and development of its business and does not anticipate paying cash dividends in the foreseeable future. A future determination as to the payment of dividends will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company and such other factors as the Board of Directors of the Company deems relevant.

Foreign Controls

The Company is not aware of governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of the Company's Common Stock. However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) as modified by the provisions of the Canada-United States Income Tax Act (Canada) and as further modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see "Taxation" below).

Except as provided in the Investment Canada Act (the "ICA"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter and organizational documents of the Company on the right of nonresident or foreigner owners to hold and/or vote the shares of the Company.

The ICA applies when a "non-Canadian" individual or entity or controlled group of entities as defined in the ICA proposes to make an investment to acquire control of a Canadian business enterprise, either directly or indirectly, and by way of purchase of voting shares of a corporation or of substantially all of the assets used in the Canadian business enterprise. An investment in voting shares of a corporation is deemed to be an acquisition of control where more than 50% of the voting shares are acquired. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control and an acquisition of between one-third and one-half of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition does not in fact result in control of the corporation by the investor.

An investment to acquire control of a Canadian business enterprise, the gross assets of which exceed certain thresholds, must be reviewed and approved under the ICA before implementation. An investment to acquire control of a Canadian business enterprise, the gross asset value of which falls below these threshold amounts, is one in respect of which notification must be given under the ICA although approval is not required prior to implementation of the investment. NAFTA Investors, (i.e.) investors who are nationals, other than Canadian, as defined in the North American Free Trade Agreement, are not considered for the purposes of the ICA to be "non-Canadian".

Taxation

Dividends. Generally, dividends paid by a Canadian corporation to non-resident shareholders are, under the Income Tax Act (Canada) (the "ITA"), subject to a withholding tax of 25%. However, paragraph 2 of Article X of the Canada-United States Income Tax Convention (1980) (the "Treaty") provides for the following maximum withholding tax rates:

a) 10% of the gross amount of the dividends if the beneficial owner of such dividends is a U.S. resident company which owns at least 10% of the voting stock of the corporation paying the dividends; and
b) 15% of the gross amount of the dividends in all other cases.

Subject to certain limitations and exceptions, U.S. resident shareholders of a Canadian corporation may be entitled to a credit for all or a portion of such withholding taxes in computing their U.S. federal and possibly their state income tax liability.

Dividends paid by a Canadian corporation to shareholders resident in Canada will not be subject to withholding tax. Any dividends received by a Canadian resident on shares of the Company will be treated for tax purposes as dividends from a taxable Canadian corporation. Accordingly, where a dividend is received by an individual resident in Canada, the individual will be entitled to claim a federal dividend tax credit, equal to 16 2/3% of the dividend. Where the dividend is received by a corporation resident in Canada, the dividend will normally be free of tax under Part I of the ITA but may be subject to refundable tax under Part IV of the ITA.

Disposition of Capital Property. If shares of a Canadian public corporation held by a non-resident shareholder constitute capital property to that shareholder, the disposition of such shares will not be subject to tax under the ITA unless the shares constitute "taxable Canadian property" to the vendor. Where a non-resident shareholder or persons with whom the non-resident shareholder does not deal at arm's length have, at any time during the five year period immediately preceding the disposition, owned not less than 25% of the issued shares of any class of the capital stock of the public corporation, the shares so disposed of will constitute "taxable Canadian property". Under the ITA, a disposition of shares that constitute taxable Canadian property will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any cost of disposition, exceeds (or is less than) the adjusted cost basis of such shares to that investor. Generally, three-quarters of any capital gain realized by an investor on a disposition or a deemed disposition of such a shares must be included in computing his Canadian income for that year as a taxable capital gain. Three-quarters of any capital loss realized by an investor on a disposition or deemed disposition of such a share in a taxable year may generally be deducted from his Canadian taxable capital gains for that year.

Any gains realized by a non-resident shareholder from the disposition of shares which are taxable Canadian property may be exempt from tax under the ITA by virtue of Article XIII of the Treaty if, at the time of the disposition of the subject shares, the value thereof was derived principally from something other than direct or indirect real property interests situated in Canada.

Under the ITA, the disposition of a share by an investor may occur or be deemed to occur in a number of circumstances including on a sale or gift of such share or upon the death of that investor.

The initial adjusted cost base of a share to an investor will be the cost to him of that share. Under the ITA, certain addition or reduction adjustments may be required to be made to the cost base of a share. The adjusted cost base of each common share of a corporation owned by an investor at any particular time will be the average adjusted cost base to him of all common shares of that corporation owned at that time.

Subject to certain limitations and exceptions, U.S. resident shareholders of a Canadian corporation may be entitled to a credit for all or a portion of any capital gain taxation in computing their U.S. federal and possibly their state income tax liability.

In general, the disposition by a shareholder resident in Canada of the capital stock in a Canadian corporation will be subject to Canadian income taxation in the same manner as rules described above relating to a disposition of share which constitute taxable Canadian property. A shareholder resident in Canada may, however, be entitled to a capital gains exemption. The ITA provides, for residents of Canada, a cumulative lifetime exemption from income tax or $100,000 of qualifying net capital gains.

Disposition of Non-Capital Property. If the shares of a Canadian public corporation held by a non-resident do not constitute capital property to that shareholder, any gains realized from the disposition thereof will be fully taxable under the ITA if their disposition arises in the course of a business carried on by the shareholder in Canada. Under the ITA, a shareholder will be deemed to carry on business in Canada in respect of particular shares if he offers them for sale in Canada through an agent, including the Vancouver Stock Exchange. Under the Treaty, any business profits derived by a U.S. resident shareholder of a Canadian public corporation from the disposition of the subject corporation's shares will only be taxable in Canada to the extent that such profits are attributable to a permanent establishment of the shareholder in Canada.

Recent Sales of Unregistered Securities

For a discussion of the recent sale of unregistered securities by the Company, see" MD & A - Liquidity and Capital Resources".

Item 6. SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set forth below for each of the five years ended January 31, 2002 has been derived from the Consolidated Financial Statements of the Company prepared in accordance with generally accepted accounting principles in Canada. These principles are also in conformity, in all material respects, with generally accepted accounting principles in the United States except as described in Note 11 of the Notes to Consolidated Financial Statements. The selected consolidated financial information should be read in conjunction with the MD & A discussion below and the Consolidated Financial Statements and related notes thereto included on pages 23 to 37 herein.

Since its formation, the Company has been in the exploration stage and its activities have consisted primarily of acquiring interests in mineral properties, exploration of those properties and acquiring financing for such purposes. Consequently, the Selected Consolidated Financial Information may not indicate the Company's future financial performance. The weighted average number of common shares outstanding and the net loss per common share for the fiscal years ending January 31, 1998 through 2001 have been restated to reflect the consolidation of the Company's common shares outstanding on a seven for one basis effective November 27, 2001.

Selected Consolidated Financial Information

	Fiscal Year Ended January 31				
	2002	2001	2000	1999	1998
	(in Canadian dollars)				
	($000's except for net loss per common share data)				
Writedown and abandonment of properties, plant and equipment	86	-	22	-	3,827
Net loss	(1,961)	(1,695)	(1,085)	(1,041)	(4,648)
Net loss per common share	(0.21)	(0.20)	(0.20)	(0.20)	(1.00)
Weighted average common shares outstanding	9,142	8,388	5,441	5,168	4,635
Working capital (deficit)	376	379	(1,205)	761	(442)
Total assets	3,516	3,132	1,770	1,761	1,045
Long-term debentures payable	1,279	-	-	1,599	-
Deficit accumulated during the exploration stage	(28,125)	(26,165)	(24,469)	(23,385)	(22,344)
Total shareholders' equity (deficit)	1,983	2,492	71	(3)	557

Exchange Rates

On April 15, 2002, the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was $1.00 (Canadian) = U.S. $0.6292. The following table sets forth, for each of the years indicated, additional information with respect to the noon buying rate for $1.00 (Canadian). Such rates are set forth as U.S. dollars per Canadian. $1.00 and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	**2001**	**2000**	**1999**	**1998**	**1997**
Last Day....................................	0.6279	0.6669	0.6925	0.6535	0.7423
Average[1]....................................	0.6446	0.6727	0.6744	0.6721	0.7346
High..	0.6697	0.6936	0.6969	0.7102	0.7520
Low...	0.6241	0.6410	0.6535	0.6331	0.7234

[1] The average rate means the average of the exchange rates on the last day of each month during the year.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations.

- For the Years Ended January 31, 2002, 2001 and 2000

The Company is in the exploration stage and has no revenues from operations other than rental income related to the Diamond Recovery Plant totaling approximately $1,079,000 from inception. The Company, at this time, does not anticipate further rentals from the Diamond Recovery Plant. None of its Properties have proven to be commercially developable to date and as a result the Company has not generated any revenue from these activities. The Company capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties. When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off. The net capitalized cost of each mineral property is periodically compared to management's estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs. During fiscal 2002 the Company elected not to renew six leases which comprised part of the Company's Southwest Properties, and the total of $86,067 of accumulated capitalized costs related to those six leases were written off. No write-downs were recorded during fiscal 2000 and 2001. The Company has recorded cumulative write-offs of mineral properties of $12,164,887 during its exploration stage, a period of approximately fourteen years, and cumulative writedowns of property, plant and equipment of $3,614,952.

As of January 31, 2002 mineral properties and deferred expenditures increased to $2,942,086 from $2,450,690 at January 31, 2001 primarily as a result of exploration costs related to the Blacklick and the Twin Knobs II Properties. During fiscal 2001 the Company's mineral properties and deferred expenditures increased by $1,462,821 from $987,869, largely as a result of exploration and acquisition expenditures on the Blacklick and the Twin Knobs II Properties. The recoverability of the carrying value of the Company's mineral properties and deferred expenditures is dependent upon a number of factors including the existence of commercially recoverable reserves, the ability of the Company to obtain necessary financing for further exploration and, if warranted, development, and thereafter future profitable operations of those properties. Commercial feasibility has not been established on any of the properties in which the Company has an interest.

The Company's revenues during the last three fiscal years is comprised entirely of interest income on proceeds received from prior finances. The Company has not received any revenues from mining operations from inception.

General and administrative expenses increased by approximately $16,000, or 1%, from fiscal 2001 to fiscal 2002. A decrease in depreciation expense in fiscal 2002 of approximately $146,000 that resulted from the Diamond Recovery Plant becoming fully depreciated was offset by an increase in salaries in fiscal 2002 of approximately $152,000. The salary increase was related to the additional exploration and sampling activities, particularly the bulk sampling, conducted during fiscal 2002 on the Blacklick and Twin Knobs II Properties . The Company's general and administrative expenses for the year ended January 31, 2001 increased by approximately 79% to $1,677,442 from $937,249 for the year ended January 31, 2000, primarily as a result of the increase in activity related to the exploration program on the Blacklick and Twin Knobs II Properties, which commenced in February, 2000, and the increase in expenses commensurate with an increased level of fund raising activities in fiscal 2001. The Company anticipates that general and administrative expenses during fiscal 2003 will remain at the level of fiscal 2001 and 2002 as the Company pursues its exploration program.

Liquidity and Capital Resources.

As of January 31, 2002, the Company had working capital of $376,057 as compared to working capital of $379,494 at January 31, 2001. At January 31, 2002, the Company had current assets of $508,143, including $493,305 in cash and $14,838 in accounts receivable compared to total current liabilities of $132,086. The Company received approximately $1,138,000 during fiscal 2002 representing subscriptions for a private placement of the Company's Common Shares. A total of 5,691,376 units were issued at a price of $0.20 per unit, each unit to consist of one

Common Share and one share purchase warrant with an exercise price of $0.25. The share purchase warrants have an expiration date of January 29, 2003.

In the first quarter of fiscal 2002, the Company completed the issuance of $1,278,595 principal amount of 10% secured convertible debentures ("the 10% Debentures"). The 10% Debentures are convertible into units at the rate of one unit for each $2.87 principal amount of the 10% Debentures until February 16, 2003. Each unit will consist of one common share of the Company and one share purchase warrant with an exercise price of $3.15, exercisable through August 16, 2003.

During the 2001 fiscal year the Company received approximately $1,350,000 representing the exercise price of 8,179,790 share purchase warrants with an exercise price of $0.165 per share. During fiscal 2002, 2001 and 2000 the Company received $313,660, $1,142,930 and $562,900 representing the exercise price of 1,229,000, 3,536,000 and 3,107,000 stock options, respectively, by officers, directors, employees and consultants at exrcise prices from $0.15 to $0.53.

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933. The 10% Debentures were offered to a limited number of accredited investors in the United States and Canada pursuant to Rule 506 of Regulation D and Regulation S.

The Company does not have sufficient capital to explore and, if warranted, to develop, its mineral holdings in the short- or long-term and will require additional capital for exploration and development, and to fund general and administrative expenses. The Company has no properties which have proven to be commercially developable and has no revenues from mining operations other than the rentals received from the Diamond Recovery Plant. Further exploration, and, if warranted, initial development of the Company's Properties is expected to take at least 2-3 years. At this point in time, the Company cannot estimate with any degree of certainty either the time or the amount of funds that will be required to complete exploration and, if warranted, development of its properties. The Company intends to seek additional equity financing and/ or debt during fiscal 2003, including the potential exercise or conversion of the 10% Debentures, warrants and outstanding options. The inability of the Company to raise further debt and/or equity financing will adversely effect the Company's business plan, including the exploration and development of its properties and its ability to acquire additional properties. If additional equity is not available, the Company will seek additional debt financing or seek exploration partners to assist in funding exploration efforts. If additional funding cannot be raised, the Company could be forced to cease exploration activities and/or sell all or part of certain properties or even abandon certain properties. Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the decline in the price of its common stock, the number of shares outstanding and the Company's limited and speculative asset base of exploration properties and prospects.

Impact of Inflation.

As the Company is in the exploration stage and has not recorded sales and revenues from operations, a discussion of the effect of inflation and changing prices on its operations is not relevant.

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company's business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheet and Consolidated Statement of Operations and Deficit Accumulated During the Exploration Stage except for foreign currency translation, the capitalization of mineral properties and deferred expenditures, and the treatment of stock options under FASB Statement No. 123 "Accounting for Stock Based Compensation". For a discussion of certain differences between Canadian and United States generally accepted accounting principles impacting the Consolidated Statement of Cash Flows, see Note 11 to Notes to Consolidated Financial Statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

None.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements of the Company included as part of this Annual Report on Form 10-K (pages 23 through 37) are incorporated by reference in response to this Item 8. An index to the Consolidated Financial Statements is included in Item 14.

The Company is not required to provide the selected quarterly financial data specified in Item 302 of Regulation S-K because it does not satisfy the tests outlined therein.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The directors and executive officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Position with Registrant	Served As a Director and/ or Officer Since
Patrick L. Glazier	44	Director	July 8, 1998
Brian C. Irwin	62	Director	October 3, 1995
Mark E. Jones, III	61	Director, Chairman & CEO	March 12, 1986
Daniel B. Leonard	65	Director	October 20, 1999
Dr. Roger Howard Mitchell	60	Director	June 14, 1993
Dr. Roger David Morton	66	Director	June 14, 1993

Patrick L. Glazier. Mr. Glazier has served as the President of East Fraser Fiber Co. Ltd. based in Prince George, British Columbia for the past five years.

Brian C. Irwin. For the past five years, Mr Irwin's principal occupation has been the practice of law as a partner of DuMoulin Black in Vancouver, British Columbia.

Mark E. Jones, III. Mr. Jones has served as the Chairman of the Board of Crown Resources Corporation since January 1987. Crown Resources Corporation, based in Denver, Colorado, is publicly traded on the OTC Bulletin Board and is engaged in the exploration and development of mineral properties, primarily gold. Mr. Jones served as the President of the Company from 1986 to June 1990 and from July 2001 to the present. Mr. Jones is also a director of Solitario Resources Corporation. In his capacity as Chairman of the Board of Directors, Mr. Jones is the chief executive officer of the Company.

Dan Leonard. Mr. Leonard served as Senior Vice President of INVESCO for twenty-four years until his retirement in January, 1999. Mr. Leonard also serves as a Director of Solitario Resources Corporation.

Dr. Roger Howard Mitchell. For the past five years, Dr. Mitchell has served as a Professor of Geology at Lakehead University, Thunder Bay, Ontario. Dr. Mitchell received his B.Sc. from the University of Manchester, 1964; M.Sc. from Manchester, 1966; Ph.D from McMaster University, 1969; and a D.Sc in 1978 from the University of Manchester. He was elected a Fellow of the Royal Society of Canada in 1994.

Dr. Roger David Morton. For the past five years, Dr. Morton has been Professor Emeritus in Geology with the Department of Earth and Atmospheric Sciences at the University of Alberta. He also serves as Chairman of the Board for Mindoro Resources Inc., and Muskox Minerals Corporation. He is a member of the Board of Directors of Uruguay Mineral Resources and Black Swan Resources. Dr. Morton obtained his B.Sc. (Hons. 1st class) in Geology and his Ph.D. in Geology from the University of Nottingham, England.

All of the directors are residents of Canada except for Messrs. Jones and Leonard, who reside in the United States. All directors are elected annually by the shareholders and hold office until the next Annual Meeting of Shareholders. Each officer of the Company holds office at the pleasure of the Board of Directors. No director or officer of the Company has any family relationship with any other officer or director of the Company. Messrs. Jones, Irwin and Mitchell are members of the Company's audit committee. Messrs. Morton and Mitchell are members of the Company's Environmental Committee and Messrs. Morton and Jones serve as members of the Company's Compensation Committee. Operating within the guidance provided by the Company's Board of Directors, the Compensation Committee's role is to assure that the Company's executive compensation strategy is aligned with the interests of the shareholders, and the Company's compensation structure will allow for fair and reasonable base salary levels and the opportunity for executives to earn compensation that reflects both Company and individual performance.

Certain Significant Employees or Consultants

The Company has consulting relationships with other geologists and persons that are included in its projects and properties from time to time, none of which are currently material to the Company.

Item 11. <u>EXECUTIVE COMPENSATION</u>

Officers

The Company has no long term incentive plans. However stock options are awarded from time-to-time in the discretion of the Board of Directors and the Compensation Committee. The following tables set forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years, including information regarding stock option awards made under the Company's Stock Option Plan. All information regarding the number and price of securities under options granted prior to November 27, 2001 have been adjusted to reflect the seven for one consolidation of the Company's Common Shares effective on that date.

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Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All other Compensation (2) ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	
Mark E. Jones, III Chairman	2002 2001 2000	US$60,000 - -	- - -	- - -	184,072 265,929 111,000	- - -	- - -	US$7,800 - -
J. David Edwards President (1)	2002 2001 2000	US$62,500 US$125,000 US$125,000	- - -	- - -	21,429 228,571 142,857	- - -	- - -	US$3,900 US$7,300 US$6,000

(1) Mr. Edwards served as the Company's President from 1994 through July, 2001. All options held by Mr. Edwards expired unused prior to January 31, 2002.
(2) Car allowance.

Option Grants During the Most Recently Completed Fiscal Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Mark E. Jones, III (1)	87,643	26.7%	$3.71	$3.71	May 11, 2006
Mark E. Jones, III (2)	96,429	29.4%	$0.28	$0.28	January 31, 2007
J. David Edwards (1)	21,429	6.5%	$3.71	$3.71	May 11, 2006

(1) The number and exercise price of options and the market value of securities on date of grant have been adjusted to reflect the November 27, 2001 seven for one consolidation of the Company's Common Shares. The 87,643 options issued to Mr. Jones were repriced effective to $0.24 effective January 17, 2002.
(2) A total of 38,138 options are subject to shareholder approval prior to exercise.

Option Exercises in Last Fiscal Year

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Mark E. Jones, III	488,500	$161,250	411,862 - Exercisable 38,138 - Unexercisable	$14,143 - Exercisable $0 - Unexercisable

Following the consolidation of the Company's Common Stock effective November, 27, 2001, the exercise price for the outstanding options ranged from $2.24 to $6.71, which exceeded the market price after consolidation by a significant margin. The directors and officers have in the past provided a significant source of financing to the Company without fees and on a timely basis. At the Extraordinary General Meeting of the Company held on October 15, 2001, the shareholders of the Company approved the repricing of existing stock options to a price equivalent to the weighted average trading price for a five day, post-consolidation period.

Option Repricings

Name	Date	Number of Securities Underlying Options Repriced	Market Price of Stock at Time of Repricing ($)	Exercise Price at Time of Repricing	New Exercise Price ($)	Length of Original Option Term Remaining at Date of Repricing
Mark E. Jones, III	Jan. 17, 2002	71,428	$0.26	$6.51	$0.24	38 months
Mark E. Jones, III	Jan. 17, 2002	192,643	$0.26	$4.55	$0.24	44 months
Mark E. Jones, III	Jan. 17, 2002	1,857	$0.26	$4.55	$0.24	44 months
Mark E. Jones, III	Jan. 17, 2002	87,643	$0.26	$3.71	$0.24	51 months

Directors

The Directors of the Company did not receive cash or other compensation by the Company for their service as directors during the most recently completed fiscal year, except for option awards under the Company's stock option plan. Mr. Glazier received consulting fees of approximately $24,000 during fiscal 2002, representing payment for plant management services. Information regarding individual awards to directors is included in the footnotes to Item 12. Security Ownership of Certain Beneficial Owners and Management below. The Company maintains no pension, profit sharing, retirement or other plan providing benefits to its officers and directors.

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Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 15, 2002, the number of Common Stock and the corresponding percentage ownership of (i) each person who held of record, or was known by the Company to own beneficially, more than five percent of the Company's Common Stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, the Company believes the following persons have sole voting and investment power with respect to the number of shares set forth opposite their names.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
CDS & Co. P. O. Box 1038, Station A, 25 The Esplanade Toronto, Ontario M5W 1G5	5,658,802 (1)	37.5 %
Cede & Co. P.O. Box 20, Bowling Green Station New York, New York 10274	2,832,694 (1)	18.8 %
Patrick L. Glazier (3)	1,472,727 (2)	9.6 %
Brian C. Irwin	100,000 (2)	* %
Mark E. Jones, III	1,500,077 (2)	9.7 %
Daniel B. Leonard	675,834 (2)	4.4 %
Dr. Roger Howard Mitchell	105,494 (2)	* %
Dr. Roger David Morton	105,428 (2)	* %
L. Vann Downs PO Box 1620, Pembroke GA 31321	836,063	5.5%
William L. Downs PO Box 1620, Pembroke GA 31321	1,074,938	7.1%
Officer and Directors of the Company as a group (6 persons)	3,959,560 (2)	24.3 %

* Less than 1%.

1. It is the understanding of the Company that all of these shares are held by the record shareholder in a nominal, fiduciary, trustee or similar capacity. The Company is unaware of the identities of the beneficial owners of these shares, with the exception of shares held by the Company's officers or directors included in such share positions.

2. A director of the Company. Address is 2000 South Dairy Ashford, Suite 510, Houston, TX 77077. Mr. Jones is also an executive officer of the Company. Includes options to purchase common shares at $0.24 through April 6, 2005 (71,428 options for Mr. Jones, 21,429 for Mr. Glazier and 7,143 options each for Messrs. Irwin, Leonard, Mitchell and Morton). Includes options to purchase 7,143 common shares at $0.24 through May 4, 2005 for Mr. Mitchell. Includes options to purchase common shares at $0.24 through September 27, 2005 (10,714 for Mr. Glazier, 4,929 for Mr. Irwin, 192,643 for Mr. Jones, 21,428 for Mr. Leonard and 10,714 for Mr. Morton). Includes options to purchase 1,857 common shares at $0.24 through October 2, 2005 for Mr. Jones. Includes options to purchase common shares at $0.24 through May 11, 2006 (10,714 for Mr. Glazier, 16,500 for Mr. Irwin, 87,643 for Mr. Jones, 21,429 for Mr. Mitchell and 10,714 for Mr. Morton). Includes options to purchase common shares at $0.28 through January 31, 2007 (257,143 for Mr. Glazier, 71,428 for Mr. Irwin, 96,429 for Mr. Jones, 121,429 for Mr. Leonard, 64,285 for Mr. Mitchell and 71,429 for Mr. Morton). Includes 33,798 common shares for Mr. Leonard based upon conversion of a 10% Debenture with principal value of $97,000. Includes 225,000, 477,750, and 238,875 warrants to purchase common shares at an exercise price of $0.25 for Messrs. Glazier, Jones, and Leonard, respectively.

3. The beneficial owner has sole ownership, with the exception of a total of 300,161 shares, where ownership is shared.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Debentures payable at January 31, 2002 includes $97,000 payable to Mr. Leonard, a director of the Company. In January 2002, Mr. Jones purchased a subscription in a private placement by payment of $95,550 and received 477,750 Common Shares and 477,750 warrants to purchase Common Shares with an exercise price of $0.25 through January 29, 2003. A total of $99,140 was paid by the Company during fiscal 2002 to a law firm in which Mr. Irwin is a partner. See Notes 6 and 8 to the Consolidated Financial Statements for additional information regarding related party transactions.

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) Financial Statements and Schedules.

(1) The following is a list of and index to the Consolidated Financial Statements filed as part of this Registration Statement:

STAR RESOURCES CORP.

Index to Consolidated Financial Statements

(2) All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either not required under the related instructions, are not applicable, or the information required thereby is set forth in the Company's Consolidated Financial Statements or the Notes thereto.

(3) Exhibits Filed as Part of this Registration Statement.

3.1	Certificate of Incorporation, Memorandum and Articles of Texas Star Resources Corporation (the "Company") dated March 12, 1986. (a)
3.1.1	Amendment to Certificate of Incorporation and Memorandum. (b)
3.1.2	Certificate of Change of Name dated October 30, 1996. (c)
3.1.3	Amendment to the Company's Memorandum, effective November 27, 2001. (h)
10.6	Agreement dated July 28, 1992, between the Company and certain royalty holders (as set forth therein). (a)
10.7	Stock Purchase Agreement dated July 29, 1992, by and among the Company, DEI, James M. Cairns, Jr., Gandy Baugh and Stewart Jackson (such individuals being collectively referred to as the "DEI Shareholders"), and the Amendment thereto dated January 13, 1993. (a)
10.11	Prospecting Permit and Option to Lease dated November 4, 1992, between DEI and various interest holders. (a)
10.12	Agreement dated December 22, 1992, between the Company and certain royalty interest holders.(a)
10.16	Royalty Interest Agreement dated January 13, 1993, by and between the Company and the DEI Shareholders relating to the properties of the Company and DEI in Arkansas. (a)
10.40	Mining Lease between the Company and certain royalty interest holders dated November 4, 1996. (c)
10.42	Amendment No. 1 to Mining Lease between the Company and certain royalty interest holders dated November, 1997. (d)
10.43	Mining Lease between the Company and ABJ Hammett Estate/ Trust dated September 11, 1997. (d)
10.47	Mining Lease Agreement and Lease Modification and Escrow Agreement dated December 16, 1999.(e)
10.48	Letter Agreement dated October 26, 2000 between the Company and McGeorge Contracting Co. (f)
10.49	Stripping Agreement dated October 31, 2000 between the Company and McGeorge Contracting Co. (f)
10.50	Lease Confirmation Agreement dated effective March 16, 2000. (g)

10.51 Mining Lease between the Company and ABJ Hammett Estate/ Trust dated November 15, 2000. (g)
10.52 Trust Deed for Debentures dated February 16, 2001 between the Company and Montreal Trust Company of Canada. (g)
10.53 Pledge Agreement for Shares of Star U.S., Inc. between the Company and Montreal Trust Company of Canada dated February 16, 2001. (g)
10.54 Pledge Agreement for Shares of Diamond Operations, Inc. between the Company and Montreal Trust Company of Canada dated February 16, 2001. (g)
22 Subsidiaries of the Registrant. (i)
23 Consent of Independent Auditors, Morgan & Company, dated April 29, 2001. (i)
24 Powers of Attorney dated April 22, 2002. (i)

(a) Filed as an exhibit to Registration Statement on Form 10 as filed on June 23, 1993.
(b) Filed as an exhibit to Form 8 Amendment No. 1 to Form 10 as filed on October 4, 1993.
(c) Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1997 as filed on May 13, 1997.
(d) Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1998 as filed on April 29, 1998.
(e) Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2000 as filed on April 28, 2000.
(f) Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2000 as filed on December 13, 2000.
(g) Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2001 as filed on April 27, 2001.
(h) Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2001 as filed on December 13, 2001.
(i) Filed herewith.

All Exhibits referred to in (a) through (h) above were filed with previous Securities and Exchange Commission filings of the Company (File No. 0-21968) and are incorporated herein by reference. An Exhibit Index immediately precedes the Exhibits filed herewith on page 40 of the sequentially numbered copy and such Exhibits are identified by the numerical references above and such Exhibit Index reflects the sequentially numbered page where such Exhibits appear.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 30, 2002

STAR RESOURCES CORPORATION
(Registrant)

By: /s/
MARK E. JONES, III
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark E. Jones, III*	Chief Executive Office and Director	April 30, 2002
Patrick L. Glazier*	Director	April 30, 2002
Brian C. Irwin*	Director	April 30, 2002
Daniel B. Leonard*	Director	April 30, 2002
Dr. Roger Howard Mitchell*	Director	April 30, 2002
Dr. Roger David Morton*	Director	April 30, 2002

By: /s/
Mark E. Jones, III
Attorney-in-fact
For persons indicated *

MORGAN
COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Star Resources Corporation
(An exploration stage enterprise)

We have audited the consolidated balance sheets of Star Resources Corporation (an exploration stage enterprise) as at January 31, 2002 and 2001, and the consolidated statements of operations and deficit, and cash flows for the years ended January 31, 2002, 2001, and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001, and the results of its operations and cash flows for the years ended January 31, 2002, 2001, and 2000, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, B.C.

April 17, 2002

Morgan & Company
Chartered Accountants

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those described in Note 1 of the consolidated financial statements. Our report to the shareholders, dated April 17, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the Auditors' Report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, B.C.

April 17, 2002

Morgan & Company
Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

Star Resources Corp.
(an exploration stage enterprise)
Consolidated Balance Sheets

	January 31, 2002	January 31, 2001
	(In Canadian Dollars)	
Assets		
Current assets:		
Cash	$ 493,305	$ 466,577
Accounts receivable	14,838	108,510
	508,143	575,087
Property, plant, and equipment, at cost:		
Mineral properties and deferred expenditures (Note 3)	2,942,086	2,450,690
Diamond sorting and recovery pilot plant	1,905,873	1,905,873
Buildings, equipment and other	143,421	105,637
Accumulated depreciation	(1,995,438)	(1,916,622)
	2,995,942	2,545,578
Other assets	12,289	11,746
Total assets	$ 3,516,374	$ 3,132,411
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 132,086	$ 195,593
Total current liabilities	132,086	195,593
Advances payable (Note 4)	-	445,000
Debentures (Note 4)	1,278,595	-
Interest payable (Note 4)	122,604	-
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Common share capital, no par value:		
Authorized shares - 100,000,000		
Issued and outstanding shares - 14,862,935 (8,995,988 at January 31, 2001) (Note 5)	30,108,507	28,656,572
Deficit accumulated during the exploration stage	(28,125,418)	(26,164,754)
Total shareholders' equity	1,983,089	2,491,818
Total liabilities and shareholders' equity	$ 3,516,374	$ 3,132,411

Approved by the Board of Directors.
See accompanying notes.

Star Resources Corp.

(an exploration stage enterprise)

Consolidated Statements of Operations and Deficit

	Year Ended January 31,		
	2002	2001	2000
	(In Canadian Dollars)		
Revenues:			
Interest income	$ 6,514	$ 11,383	$ 4,376
	6,514	11,383	4,376
Expenses:			
General and administrative (Note 10)	1,693,363	1,677,442	937,249
Finance charges	91,116	19,583	19,867
Write-down of mineral properties (Note 3)	86,067	-	22,016
Interest expense	122,932	11,755	101,167
Translation (gains) losses	(26,300)	(2,090)	8,631
	1,967,178	1,706,690	1,088,930
Loss before provision for income taxes	(1,960,664)	(1,695,307)	(1,084,554)
Provision for income taxes (Note 7)	-	-	-
Net loss	(1,960,664)	(1,695,307)	(1,084,554)
Deficit accumulated during the exploration stage at beginning of the year	(26,164,754)	(24,469,447)	(23,384,893)
Deficit accumulated during the exploration stage at end of the year	$(28,125,418)	$(26,164,754)	$(24,469,447)
Net loss per common share	$ (0.21)	$ (0.20)	$ (0.20)
Weighted-average common shares outstanding	9,141,534	8,387,527	5,441,380

See accompanying notes.

Star Resources Corp.
(an exploration stage enterprise)
Consolidated Statements of Cash Flows

	Year ended January 31,		
	2002	2001	2000
	(In Canadian Dollars)		
Operating activities:			
Net loss	$ (1,960,664)	$ (1,695,307)	$ (1,084,554)
Items not affecting cash:			
Depreciation	88,358	234,852	225,625
Write-down of mineral properties	86,067	-	22,016
Interest expense	122,604	11,755	101,167
Other	534	-	-
	(1,663,101)	(1,448,700)	(735,746)
Changes in noncash working capital:			
Accounts receivable	93,672	30,993	(45,700)
Prepaid expenses and other assets	-	(8,847)	-
Accounts payable and accrued liabilities	(63,507)	32,917	86,913
	30,165	55,063	41,213
Net cash used in operating activities	(1,632,936)	(1,393,637)	(694,533)
Investing activities:			
Property acquisition and exploration	(577,463)	(1,462,821)	(350,966)
Buildings, equipment and other	(48,403)	(41,739)	(2,755)
Net cash used in investing activities	(625,866)	(1,504,560)	(353,721)
Financing activities:			
Proceeds from issuances of common shares	1,451,935	2,492,596	659,900
Issuances of advances and notes payable (net)	(445,000)	445,000	-
Proceeds from issuance of convertible debentures	1,278,595	-	-
Net cash provided by financing activities	2,285,530	2,937,596	659,900
Increase (decrease) in cash and temporary cash investments	26,728	39,399	(388,354)
Cash and temporary cash investments, beginning of period	466,577	427,178	815,532
Cash and temporary cash investments, end of period	$ 493,305	$ 466,577	$ 427,178

See accompanying notes.

Star Resources Corp.
(an exploration stage enterprise)

Notes to Consolidated Financial Statements

January 31, 2002

1. Operations

Star Resources Corp. ("the Company") was incorporated in 1986 in British Columbia, Canada, and has been engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves. Since fiscal year 1993, the Company has concentrated its efforts on the acquisition and exploration of mineral properties with the potential for economically recoverable diamonds. See Note 3 for further discussion of the Company's mineral property interests.

Significant Estimates

The nature of the Company's operations result in significant expenditures for the acquisition and exploration of properties. None of the Company's properties have economically recoverable reserves or proven reserves at the current stage of exploration. The recoverability of the carrying value of mineral properties and deferred expenditures is dependent upon a number of factors including the existence of recoverable reserves, the ability of the Company to obtain financing to renew leases and continue exploration and development and the discovery of economically recoverable reserves.

Management's assessment of the net realizable value of mineral properties and deferred expenditures requires considerable judgment and estimates which could change significantly in the near term.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company anticipates that amounts received for common share issuances in the fourth quarter of fiscal 2002 will be sufficient to satisfy the Company's cash needs for exploration and general and administrative expenses during the first quarter of fiscal 2003. The Company has incurred operating losses and will require additional cash to renew leases and fund exploration activities during fiscal 2003. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

All amounts are in Canadian dollars unless noted otherwise.

2. Significant Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and comply in all material respects with United States generally accepted accounting principles except as discussed in Note 11.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned United States subsidiary, Star U.S. Inc.("Star"), and the three wholly-owned subsidiaries of Star, Diamond Operations, Inc.("DOI"), Diamond Exploration, Inc.("DEI") and Continental Diamonds, Inc.("CDI") from their respective dates of acquisition. Significant intercompany balances and transactions have been eliminated.

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Transactions denominated in United States dollars or other foreign currencies during a year are translated at exchange rates prevailing at the date of the transaction. Exchange gains or losses resulting from such translations are included in the determination of net loss. Translation adjustments resulting from the process of translating monetary assets and liabilities of United States wholly owned subsidiaries into Canadian dollars are included in the determination of net loss. Property, plant and equipment of the United States wholly owned subsidiaries are translated into Canadian dollars at exchange rates prevailing at the date of the expenditure.

Cash and Temporary Cash Investments

All instruments with a maturity of three months or less are considered to be temporary cash investments. Cash and temporary cash investments are carried at cost which approximates market.

Fair Value of Financial Instruments

As of January 31, 2002 and 2001, the fair value of cash, accounts receivable and accounts payable including amounts due to and from related parties approximates carrying values because of the short term of these instruments.

Mineral Properties and Deferred Expenditures

Direct acquisitions, evaluation and exploration expenditures are capitalized, reduced by sundry income, to be amortized over the recoverable mineral reserves if a property becomes commercially developed. When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written off. Interest is capitalized on properties upon the commencement of active evaluation and preproduction activities, if significant. During the three-year period ended January 31, 2002, no interest was capitalized.

The net capitalized cost of each mineral property is periodically compared to management's estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs. Write-downs totaling $86,067 and $22,016 were recorded in fiscal 2002 and 2000, respectively. No write-downs were recorded during fiscal 2001.

Other Property, Plant and Equipment

Buildings, equipment and other are depreciated on a straight-line basis over useful lives ranging from 3 to 25 years. The diamond sorting and recovery pilot plant (the "Plant") became fully operational in April 1994 and was depreciated on a straight-line basis over its estimated useful life of seven years. As of January 31, 2002, the Plant was fully depreciated.

Income Taxes

The Company files a separate Canadian income tax return. The Company's United States subsidiaries file a consolidated United States income tax return. The Company provides future income taxes, when applicable, on items of income and expense reported in different periods for financial and income tax reporting purposes. At January 31,

2. Significant Accounting Policies (continued)

2002, the Company has net operating loss carryforwards in excess of timing differences between financial and income tax reporting amounts which are not probable of realization. Accordingly, the future benefit of these net operating loss carryforwards are not reflected in the accompanying consolidated financial statements.

Loss Per Common Share

Loss per common share is calculated using the weighted-average number of common shares outstanding during each year. The effect of options and warrants outstanding on the loss per common share are not dilutive and, accordingly, are not reflected in the loss per common share.

3. Mineral Properties and Deferred Expenditures

Mineral properties and deferred expenditures were as follows:

	Balance at January 31 1999	Additions	Impaired Write-Offs	Balance at January 31 2000
Iceland Property:				
Acquisition costs	$ 22,016	$ -	$ (22,016)	$ -
	22,016	-	(22,016)	-
Arkansas Properties:				
Southwest Properties:				
Acquisition costs	141,964	14,409	-	156,373
	141,964	14,409	-	156,373
American Mine Property:				
Acquisition costs	128,805	47,655	-	176,460
Exploration costs	76,977	-	-	76,977
	205,782	47,655	-	253,437
Blacklick and Twin Knobs II Properties:				
Acquisition costs	-	533,902	-	533,902
Exploration costs	-	-	-	-
	-	533,902	-	533,902
Kimberlite Mine Property:				
Acquisition costs	44,157	-	-	44,157
	44,157	-	-	44,157
Total acquisition costs	336,942	595,966	(22,016)	910,892
Total exploration costs	76,977	-	-	76,977
Total costs	$ 413,919	$ 595,966	$ (22,016)	$ 987,869

Star Resources Corp.
(an exploration stage enterprise)

Notes to Consolidated Financial Statements (continued)

January 31, 2002

3. Mineral Properties and Deferred Expenditures (continued)

	Balance at January 31 2000	Additions	Impaired Write-Offs	Balance at January 31 2001
Arkansas Properties:				
Southwest Properties:				
Acquisition costs	156,373	14,387	-	170,760
	156,373	14,387	-	170,760
American Mine Property:				
Acquisition costs	176,460	49,604	-	226,064
Exploration costs	76,977	57,490	-	134,467
	253,437	107,094	-	360,531
Blacklick and Twin Knobs II Properties:				
Acquisition costs	533,902	249,943	-	783,845
Exploration costs	-	1,068,229	-	1,068,229
	533,902	1,318,172	-	1,852,074
Kimberlite Mine Property:				
Acquisition costs	44,157	23,168	-	67,325
	44,157	23,168	-	67,325
Total acquisition costs	910,892	337,102	-	1,247,994
Total exploration costs	76,977	1,125,719	-	1,202,696
Total costs	$ 987,869	$ 1,462,821	$ -	$ 2,450,690

	Balance at January 31 2001	Additions	Impaired Write-Offs	Balance at January 31 2002
Arkansas Properties:				
Southwest Properties:				
Acquisition costs	$ 170,760	$ 7,410	$ (86,067)	$ 92,103
	170,760	7,410	(86,067)	92,103
American Mine Property:				
Acquisition costs	226,064	75,585	-	301,649
Exploration costs	134,467	-	-	134,467
	360,531	75,585	-	436,116
Blacklick and Twin Knobs II Properties:				
Acquisition costs	783,845	-	-	783,845
Exploration costs	1,068,229	494,468	-	1,562,697
	1,852,074	494,468	-	2,346,542
Kimberlite Mine Property:				
Acquisition costs	67,325	-	-	67,325
	67,325	-	-	67,325
Total acquisition costs	1,247,994	82,995	(86,067)	1,244,922
Total exploration costs	1,202,696	494,468	-	1,697,164
Total costs	$ 2,450,690	$ 577,463	$ (86,067)	$ 2,942,086

Star Resources Corp.
(an exploration stage enterprise)

Notes to Consolidated Financial Statements (continued)

January 31, 2002

3. Mineral Properties and Deferred Expenditures (continued)

Arkansas Properties

The American Mine Property and the Kimberlite Mine Property were acquired through the acquisition of DEI and CDI. The former DEI shareholders were granted a 2% overriding royalty interest on any Arkansas diamonds mined and sold. The former shareholder of CDI was granted a 2% net profits interest on the American Mine Property and the Kimberlite Mine Property.

During fiscal year 1994, the Company constructed a diamond sorting and recovery pilot plant on the American Mine Property. In fiscal year 1995, the diamond sorting and recovery pilot plant became fully operational with bulk sampling of potential mineral-bearing deposits from properties including the American Mine Property and the Kimberlite Property. Sampling was curtailed in the fourth quarter of fiscal 1995, and in fiscal 1996 the Company allowed certain leases to expire and halted the exploration program in Arkansas. Accordingly, the cumulative net capitalized costs related to the fiscal 1995 exploration program were written off in fiscal 1995 and 1996. As discussed below, the Company renewed its acquisition and exploration program in fiscal 1998.

American Mine Property

Pursuant to an agreement dated November 4, 1992, DEI was granted a permit to explore a mineral property located in Pike County, Arkansas. In November 1996, the Company exercised its option to lease the property for 10 years upon the payment of $125,000 (U.S.). Yearly payments of $25,000 (U.S.) are required for each of the four years after the first year and $40,000 (U.S.) per year for the following five years. The lease terms included a provision for additional rentals related to the Plant. The Company and the lessor amended the lease to provide for additional surface rentals of $7,500 (U.S.) per year commencing in 1994.

Sampling was resumed on the American Mine property in the first quarter of fiscal 1998. The Company completed a 100-ton deep excavation sample during fiscal 1998, and a total of 51 diamonds with a total carat weight of 9.591 were recovered, including two stones greater than one carat.

Blacklick and Twin Knobs II Properties

On February 5, 1999, the Company entered into an agreement with Potlatch Corporation to purchase the surface rights to approximately 480 acres in Pike County, Arkansas located adjacent to the Company's American Mine Property. In December 1999, the Company entered into an agreement with a third party lessor to lease the undersurface rights below the 480 acres described above. The consideration paid for the lease was $50,000 (U.S.), 500,000 shares of the Company and the transfer to the lessor of the surface rights which the Company purchased from Potlatch Corporation as described in above. The lease grants the rights to explore, develop and extract diamond bearing material lying below overburden and the upper 50 feet of diamond bearing material on those areas for which the surface rights have been acquired and transferred to the lessor. The primary term of the lease is five years plus two year extensions and will continue so long as there is commercial production. Royalties include 2% of gross sales subject to a minimum of $48,000 (U.S.) per year after the first seven years. The Company has the right to use the surface for plant and other facilities for additional royalties.

During fiscal 2001, the Company commenced a drilling program to assess these prospects. Core samples totaling 14,595 feet were taken from 41 drilling locations on the Blacklick Property. Definition drilling commenced on the Twin Knobs II Property in the third fiscal quarter of 2001, and core samples totaling 1,211 feet were taken from five drilling locations. An analysis of a total of 230kg of lamproite from three different core samples from the American Mine Property and the Blacklick Property was performed and produced 14 microdiamonds and one macrodiamond. Based upon the above results, the Company planned and excavated a large tonnage bulk sample of approximately 10,000 tons on the Blacklick Prospect. In July 2001, approximately 2,000 tons of the bulk sample was processed

3. Mineral Properties and Deferred Expenditures (continued)

through the Company's diamond sampling plant and three diamonds with a total carat weight of 0.38 were recovered, which is significantly less than the Company's prior geological information had projected. The Company is reassessing its geologic information and results and will continue its testing program on the Blacklick and the American Mine Properties. Specifically, the Company plans to perform large diameter drilling to provide a number of bulk samples from the American Mine Property, the Blacklick Property and the Kimberlite Mine Property in the second quarter of fiscal 2003.

Kimberlite Mine Property

Pursuant to an agreement dated January 1, 1993, DEI was granted a lease for a period of 18 months related to certain property located in Pike County, Arkansas. In November 1998, the Company executed a lease on the property with a two-year term ending November 14, 2000 by payment of $15,000 (U.S.). The Company extended the lease to November 14, 2002 by payment of an additional $15,000 (U.S.) in November, 2000. DEI is required to pay a royalty of 4% on net sales.

Southwest Properties

In June 1994, the Company acquired from an unrelated company its rights under fifteen mineral leases located in the southwestern region of Arkansas covering approximately 2,000 acres. The original dates of the leases were from May 1992 to August 1992, with terms from 10 to 20 years. In July, 2001 the Company elected not to renew six leases covering approximately 1200 acres. Accordingly, a write-down totaling $86,067, representing all prior acquisition costs related to those six properties, was recorded in the second quarter of fiscal 2002. The total lease commitments for the five-year period ending January 31, 2006 totals approximately $6,000 (U.S.). The Company may terminate the leases on any anniversary date during their terms.

4. Debentures

In February, 2002, the Company completed the issuance of $1,278,595 principal amount of 10% secured convertible debentures ("the Debentures"). The advances payable of $445,000 as of January 31, 2001 represented subscriptions for the offering. The Debentures are convertible into 445,503 units at the rate of one unit for each $2.87 principal amount of Debenture until February 16, 2003. Each unit will consist of one common share of the Company and one share purchase warrant with an exercise price of $3.15, exercisable through August 16, 2003. Upon conversion, $97,000 principal amount of 10% Debentures held by a director will be convertible only into common shares of the Company on the basis on one share for each $2.87 principal amount. The conversion and share purchase warrant prices above have been adjusted to reflect the Company's seven for one share consolidation as disclosed in Note 5.

Interest at the rate of 10% is payable on conversion or maturity in cash, or at the election of the Company, in common shares valued at the weighted average trading price of the common shares of the Company for the ten trading days preceding the interest payment date. The Debentures are secured by a general security interest in the Company's current and future assets and by the stock of Star U.S., Inc. ("Star"), a wholly-owned subsidiary of the Company, and a wholly-owned subsidiary of Star.

During fiscal 1999, the Company completed a private placement of $1,611,754 principal amount of 7% secured redeemable convertible debentures (the "Debentures"). Each $0.165 of principal amount of the Debentures was convertible at the option of the holder into 9,768,202 units, each unit consisting of one common share and one share purchase warrant with an exercise price of $0.165. Upon conversion, a total of 1,000,533 units were issued to the Company's Chairman without warrants as required by the Canadian regulatory authorities in transactions involving certain related parties.

Star Resources Corp.
(an exploration stage enterprise)

Notes to Consolidated Financial Statements (continued)

January 31, 2002

4. Debentures (continued)

The Debentures matured on April 16, 2000, if not converted prior to that date, and were secured by the stock of Star, CDI, DEI, and DOI, certain leasehold interests of the Company and a general security interest in the Company's North American assets. All debentures were converted prior to maturity and a total of 9,768,202 common shares and 8,767,669 share purchase warrants with an exercise price of $0.165 were issued. Amounts totaling $97,000 and $1,349,666 were received in fiscal 2000 and 2001, respectively, representing the exercise of all 8,767,669 share purchase warrants discussed above. Interest accrued on the Debentures was paid by the Company via the issuances of a total of 85,415 and 249,898 common shares during fiscal 2000 and 2001, respectively. No interest was paid during the three years ended January 31, 2002.

5. Share Capital

Common share issuances during the three years ended January 31, 2002 are as follows:

	Date	Number of shares	Price per share	Amount
Balance January 31, 1999		36,919,266		$ 23,381,996
Issued for conversion of convertible debentures	March 15 through July 20, 1999	1,419,090	0.165	234,150
Common share warrants exercised	June 3, 1999 through January 31, 2000	587,879	0.165	97,000
Common share options exercised	October 8 through December 20, 1999	3,107,000	(1)	562,900
Issued for interest on convertible debentures	April 12 through August 13, 1999	85,415	(2)	19,421
Issued for mineral properties	January 11, 2000	500,000	0.49	245,000
Balance January 31, 2000		42,618,650		24,540,467
Common share options exercised	February 14 through September 28, 2000	3,536,000	(3)	1,142,930
Issued for conversion of convertible debentures	February 14 through April 12, 2000	8,271,233	0.165	1,364,754
Common share warrants exercised	February 29 through April 16, 2000	8,179,790	0.165	1,349,666
Issued for interest on convertible debentures	February 29 through April 30, 2000	249,898	(4)	183,130
Issued for services	November 2, 2000	116,345	0.65	75,625
Balance January 31, 2001		62,971,916		28,656,572
Common share options exercised	March 21 through May 11, 2001	1,229,000	(5)	313,660
Common shares consolidated on a ratio of 7 to 1	November 27, 2001	(55,029,357)		-
Issued for cash	January 29, 2002	5,691,376	0.20	1,138,275
Balance January 31, 2002		14,862,935		$ 30,108,507

(1) Price ranged from $0.15 to $0.20
(2) Price ranged from $0.21 to $0.25
(3) Price ranged from$0.15 to $0.53
(4) Price ranged from $0.62 to $0.93
(5) Price ranged from $0.20 to $0.32

Star Resources Corp.
(an exploration stage enterprise)

Notes to Consolidated Financial Statements (continued)

January 31, 2002

5. Share Capital (continued)

On January 29, 2002 the Company completed a private placement of 5,691,376 units at a price of $0.20 per unit, each unit to consist of one common share and one share purchase warrant with an exercise price of $0.25 per unit. The share purchase warrants have an expiration date of January 29, 2003. A total of $1,138,275 was received by the Company during the third and fourth quarters of fiscal 2002 representing subscriptions for the private placement. Included in that amount was a total of $188,325 representing subscriptions for 941,625 units by three of the Company's directors.

In March 2002 the Company issued a total of 218,750 common shares to three creditors to settle debts totaling $52,500, which were included in accounts payable and accrued liabilities as of January 31, 2002.

6. Stock Option Plan

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 8,000,000 options. Under the terms of the plan, the exercise price of each option equals the closing market price of the Company's stock on the date of grant. No compensation expense is recognized when stock options are issued. Any consideration paid by the optionee on the exercise of options is credited to share capital. All options are immediately vested and generally have a term of five years.

The activity in common stock option grants outstanding for the prior three fiscal years is as follows (the number and prices of options for prior years have been adjusted to reflect the seven for one share consolidation effective on November 27, 2001):

	2002		2001		2000	
	Amount	Weighted Average Price	Amount	Weighted Average Price	Amount	Weighted Average Price
Outstanding, beginning of year	897,857	$ 4.48	748,571	$ 2.24	738,571	$ 1.61
Granted	1,044,143	0.44	692,286	4.97	479,571	2.17
Exercised	175,571	0.26	505,143	2.24	443,857	1.26
Forfeited	291,429	0.71	37,857	3.78	25,714	1.12
Outstanding, end of year (1)	1,475,000	$ 0.26	897,857	$ 4.48	748,571	$ 2.24

(1) All options outstanding, with the exception of 840,000 options with an exercise price of $0.28 issued on January 31, 2002, were repriced to $0.24 effective January 17, 2002. A total of 332,221 options with an exercise price of $0.28 are exercisable conditional upon the approval of the independent shareholders of the Company at the next general shareholders' meeting.

The following table summarizes information about stock options outstanding at January 31, 2002:

Number outstanding at January 31,2002	Issue date	Expiration date	Exercise price
14,286	December 14, 1999	December 14, 2004	0.24
142,857	April 6, 2000	April 6, 2005	0.24
17,143	May 4, 2000	May 4, 2005	0.24
276,143	September 27, 2000	September 27, 2005	0.24
1,857	October 2, 2000	October 2, 2005	0.24
182,714	May 11, 2001	May 11, 2006	0.24
840,000	January 31, 2002	January 31, 2007	0.28

7. Income Taxes

The Company has not incurred or paid any Canadian or United States income taxes since its inception. At January 31, 2002 the Company has Canadian noncapital loss carryforwards of approximately $1,755,000 which begin to expire in fiscal year 2004 and United States federal net operating loss carryforwards of approximately $15,822,000 (U.S.) which begin to expire in 2004.

United States net operating losses may be limited if more than a 50% ownership change has occurred with respect to any Company included in the consolidated group. If an ownership change has occurred, such losses are limited on an annual basis to the value of the respective Company on the date of change multiplied by the U.S. federal long-term, tax-exempt rate in effect for the period. In addition, some U.S. net operating losses may be subject to other limitations based on taxable income from wholly owned subsidiaries on a stand-alone basis.

At January 31, 2002, the Company has incurred approximately $563,000 of exploration and development costs which may be deducted against future Canadian taxable income subject to certain limitations.

As a result of the losses incurred in each year since inception of the Company, temporary differences between financial and tax basis of assets and liabilities are offset by operating loss carryforwards. The Company does not anticipate completion of the analysis of the temporary differences and the impact of ownership changes, if any, on net operating losses until such time as the Company becomes profitable. The Company does not anticipate any effect on the consolidated financial statements related to the ownership changes for Canadian or United States generally accepted accounting principles purposes.

8. Related Party Transactions

A director serves as chairman for a company with which the Company shares the cost of office space and certain administrative personnel. The director has significant share ownership of the Company. Debentures payable at January 31, 2002 includes $97,000 payable to a director. Advances payable at January 31, 2001 include $48,500 payable to a director of the Company. Included in accounts payable and accrued liabilities at January 31, 2001 is approximately $14,500 payable to a law firm in which one of the Company's directors is a partner.

9. Commitments and Contingencies

Except as described below, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

On May 15, 1998, a legal action styled *James Cairns and Stewart Jackson vs. Texas Star Resources Corporation d/b/a Diamond Star, Inc.* was filed in the 215th Judicial District Court of Harris County, Texas, Cause No. 9822760 wherein the Plaintiffs allege, among other things, that the Company breached contractual agreements and committed fraud by not timely releasing or causing to be released from an escrow account required by Canadian law certain shares of the Company to which Plaintiffs allege that they were entitled to receive in calender 1995 and, as a result of the Company's alleged actions with respect to the release of such shares, the Plaintiffs sought monetary damages for losses in share value, attorney's fees, court costs, expenses, interest and exemplary damages. In 1999, the litigation against the Company in Houston, Harris County, Texas, was dismissed by the court with prejudice, leaving only the claims of James M. Cairns, Jr. pending in British Columbia which is generally described below. The legal action in Texas is similar to one filed against the Company in the Supreme Court of British Columbia, Canada, in August 1996 styled Cause No. C96493; *James M. Cairns, Jr. vs. Texas Star Resources Corporation*. In January 1993, the Plaintiffs were issued common stock of the Company in escrow which shares were to be released based on exploration expenditures by the Company on certain of its properties in Arkansas. The escrow requirements were imposed by the Vancouver Stock Exchange. Plaintiffs requested that all of the shares be released in 1995. At that time the Company believed that the

9. Commitments and Contingencies (continued)

release of said shares when requested by the Plaintiffs was inappropriate due to legal requirements and regulatory concerns. The shares were subsequently released to the Plaintiffs. The Company intends to vigorously defend the allegations of the Plaintiffs in the pending litigation for damages in British Columbia and in Texas (if the case is appealed or refiled) and believes it has meritorious defenses to such claims. No procedings in the action in British Columbia have been taken by the Plaintiff since March 30, 2000. However, the Company cannot provide any assurances that it will be successful, in whole or in part, with respect to its defense of the claims of the Plaintiffs. If the Company is not successful, any judgement obtained by Plaintiffs could have a material and adverse effect on its financial condition.

10. General and Administrative Expenses

General and administrative expenses consist of the following:

	2002	2001	2000
Consulting fees	$ 197,473	$ 175,357	$ 15,182
Depreciation expense	88,359	234,852	225,625
Entertainment	40,823	49,542	29,753
Insurance	22,075	22,860	9,861
Office expenses	94,796	108,620	41,673
Professional fees	109,420	145,624	156,031
Rent	32,047	86,901	28,688
Repairs and maintenance	172,205	91,634	7,873
Salary	700,014	547,678	317,197
Shareholder relations	91,826	66,397	59,271
Travel	106,201	129,417	36,914
Utilities	38,124	18,560	9,181
Total	$ 1,693,363	$ 1,677,442	$ 937,249

11. Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from United States GAAP. The material differences in respect to these financial statements between Canadian and United States GAAP, and their effect on the Company's financial statements, are summarized below.

11. Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)

Mineral Properties and Deferred Expenditures

Under United States GAAP, the preferred method for accounting for evaluation and exploration costs on properties without proven and probable reserves is to expense all costs incurred, other than acquisition costs, prior to the establishment of proven and probable reserves. The effect of the application of this method to the financial statements would be to increase net loss by approximately $494,000 and $1,126,000 for each of the years ended January 31, 2002 and 2001, respectively, and to decrease mineral properties and deferred expenditures and shareholders' equity by approximately $1,697,000 and $1,203,000 as of January 31, 2002 and January 31, 2001, respectively.

Foreign Currency Translation

Under United States GAAP for 2002 and 2001, shareholders' equity would reflect a foreign currency translation gain of $256,142 and $87,140, respectively.

Accounting for Stock Options

The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No., "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under United States GAAP is the fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123), which requires the use of option valuation models. Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its options granted to consultants, directors and employees under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rate of 5.25%; no dividends for any year; volatility factor of the expected life of the Company's common stock of 125% for 2002 (104% in fiscal 2000 and 2001); and a weighted average expected life of the option of three and one-half years.

The Company's pro forma information follows (the net loss per common share for fiscal 2000 and 2001 has been adjusted to reflect the share consolidation in November, 2001):

	2002	2001	2000
Pro forma net loss	$ (2,230,157)	$ (4,249,941)	$ (1,766,538)
Pro forma net loss per common share	$ (0.24)	$ (0.47)	$ (0.21)

10.51	Mining Lease between the Company and ABJ Hammett Estate/ Trust dated November 15, 2000. (g)
10.52	Trust Deed for Debentures dated February 16, 2001 between the Company and Montreal Trust Company of Canada. (g)
10.53	Pledge Agreement for Shares of Star U.S., Inc. between the Company and Montreal Trust Company of Canada dated February 16, 2001. (g)
10.54	Pledge Agreement for Shares of Diamond Operations, Inc. between the Company and Montreal Trust Company of Canada dated February 16, 2001. (g)
22	Subsidiaries of the Registrant. (i)
23	Consent of Independent Auditors, Morgan & Company, dated April 29, 2001. (i)
24	Powers of Attorney dated April 22, 2002. (i)

(a) Filed as an exhibit to Registration Statement on Form 10 as filed on June 23, 1993.
(b) Filed as an exhibit to Form 8 Amendment No. 1 to Form 10 as filed on October 4, 1993.
(c) Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1997 as filed on May 13, 1997.
(d) Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 1998 as filed on April 29, 1998.
(e) Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2000 as filed on April 28, 2000.
(f) Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2000 as filed on December 13, 2000.
(g) Filed as an exhibit to Form 10-K for the fiscal year ended January 31, 2001 as filed on April 27, 2001.
(h) Filed as an exhibit to Form 10-Q for the fiscal quarter ended October 31, 2001 as filed on December 13, 2001.
(i) Filed herewith.

All Exhibits referred to in (a) through (h) above were filed with previous Securities and Exchange Commission filings of the Company (File No. 0-21968) and are incorporated herein by reference. An Exhibit Index immediately precedes the Exhibits filed herewith on page 40 of the sequentially numbered copy and such Exhibits are identified by the numerical references above and such Exhibit Index reflects the sequentially numbered page where such Exhibits appear.

Subsidiaries of the Registrant

Star Resources Corp.
(a British Columbia corporation)

Owns 100% of the following corporation:

Star U.S. Inc.
(a Delaware corporation)

Star U.S. Inc. Owns 100% of the
following three corporations:

Diamond Operations, Inc. (a Delaware corporation)
Diamond Exploration, Inc. (an Arkansas corporation)
Continental Diamonds, Inc. (an Arkansas corporation)

Exhibit 22

Exhibit 23

MORGAN
COMPANY
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the use of our Auditors' Report and all references to our firm included in, or made part of, this Form 10-K filing.

Vancouver, Canada

April 30, 2002

Morgan & Company

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

Exhibit 24

STAR RESOURCES CORP.

POWER OF ATTORNEY

WHEREAS, Star Resources Corp., a corporation organized under the laws of British Columbia, (the "Company"), will file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1934, as amended, (the "Act"), an Annual Report on Form 10-K ("Annual Report") for the fiscal year ended January 31, 2002, together with exhibits and any amendments thereto, as a reporting company in the United States under the Act.

NOW, THEREFORE, the undersigned in his capacity as director or officer of the Company, or both, as the case may be, does hereby appoint **MARK E. JONES, III**, severally, his true and lawful attorneys or attorney with full power of substitution and resubstitution, to execute in his name, place and stead, in his capacity as a director or officer of the Company, or both, as the case may be, all instruments necessary or incidental to the Annual Report referred to above including any amendments thereto, and to file the same or cause the same to be filed with the Commission. The said attorney shall have full power and authority to do and perform in the name and on the behalf of the undersigned, in any and all capacities, every act whatsoever necessary or desirable to be done in the premises, as fully and to all intents and purposes as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of said attorney.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 22nd day of April, 2002.

/s/

ROGER H. MITCHELL

STAR RESOURCES CORP.

POWER OF ATTORNEY

WHEREAS, Star Resources Corp., a corporation organized under the laws of British Columbia, (the "Company"), will file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1934, as amended, (the "Act"), an Annual Report on Form 10-K ("Annual Report") for the fiscal year ended January 31, 2002, together with exhibits and any amendments thereto, as a reporting company in the United States under the Act.

NOW, THEREFORE, the undersigned in his capacity as director or officer of the Company, or both, as the case may be, does hereby appoint **MARK E. JONES, III**, severally, his true and lawful attorneys or attorney with full power of substitution and resubstitution, to execute in his name, place and stead, in his capacity as a director or officer of the Company, or both, as the case may be, all instruments necessary or incidental to the Annual Report referred to above including any amendments thereto, and to file the same or cause the same to be filed with the Commission. The said attorney shall have full power and authority to do and perform in the name and on the behalf of the undersigned, in any and all capacities, every act whatsoever necessary or desirable to be done in the premises, as fully and to all intents and purposes as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of said attorney.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 22nd day of April, 2002.

/s/

ROGER DAVID MORTON

STAR RESOURCES CORP.

POWER OF ATTORNEY

WHEREAS, Star Resources Corp., a corporation organized under the laws of British Columbia, (the "Company"), will file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1934, as amended, (the "Act"), an Annual Report on Form 10-K ("Annual Report") for the fiscal year ended January 31, 2002, together with exhibits and any amendments thereto, as a reporting company in the United States under the Act.

NOW, THEREFORE, the undersigned in his capacity as director or officer of the Company, or both, as the case may be, does hereby appoint **MARK E. JONES, III**, severally, his true and lawful attorneys or attorney with full power of substitution and resubstitution, to execute in his name, place and stead, in his capacity as a director or officer of the Company, or both, as the case may be, all instruments necessary or incidental to the Annual Report referred to above including any amendments thereto, and to file the same or cause the same to be filed with the Commission. The said attorney shall have full power and authority to do and perform in the name and on the behalf of the undersigned, in any and all capacities, every act whatsoever necessary or desirable to be done in the premises, as fully and to all intents and purposes as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of said attorney.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 22nd day of April, 2002.

/s/

DANIEL B. LEONARD

STAR RESOURCES CORP.

<u>POWER OF ATTORNEY</u>

WHEREAS, Star Resources Corp., a corporation organized under the laws of British Columbia, (the "Company"), will file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1934, as amended, (the "Act"), an Annual Report on Form 10-K ("Annual Report") for the fiscal year ended January 31, 2002, together with exhibits and any amendments thereto, as a reporting company in the United States under the Act.

NOW, THEREFORE, the undersigned in his capacity as director or officer of the Company, or both, as the case may be, does hereby appoint **MARK E. JONES, III**, severally, his true and lawful attorneys or attorney with full power of substitution and resubstitution, to execute in his name, place and stead, in his capacity as a director or officer of the Company, or both, as the case may be, all instruments necessary or incidental to the Annual Report referred to above including any amendments thereto, and to file the same or cause the same to be filed with the Commission. The said attorney shall have full power and authority to do and perform in the name and on the behalf of the undersigned, in any and all capacities, every act whatsoever necessary or desirable to be done in the premises, as fully and to all intents and purposes as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of said attorney.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 22nd day of April, 2002.

/s/

BRIAN C. IRWIN

STAR RESOURCES CORP.

POWER OF ATTORNEY

WHEREAS, Star Resources Corp., a corporation organized under the laws of British Columbia, (the "Company"), will file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1934, as amended, (the "Act"), an Annual Report on Form 10-K ("Annual Report") for the fiscal year ended January 31, 2002 together with exhibits and any amendments thereto, as a reporting company in the United States under the Act.

NOW, THEREFORE, the undersigned in his capacity as director or officer of the Company, or both, as the case may be, does hereby appoint **MARK E. JONES, III**, severally, his true and lawful attorneys or attorney with full power of substitution and resubstitution, to execute in his name, place and stead, in his capacity as a director or officer of the Company, or both, as the case may be, all instruments necessary or incidental to the Annual Report referred to above including any amendments thereto, and to file the same or cause the same to be filed with the Commission. The said attorney shall have full power and authority to do and perform in the name and on the behalf of the undersigned, in any and all capacities, every act whatsoever necessary or desirable to be done in the premises, as fully and to all intents and purposes as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of said attorney.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 22nd day of April, 2002.

/s/

PATRICK L. GLAZIER